

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549-4628

September 2, 2009

<u>Via U.S. Mail and Facsimile to</u>

Maurice Bidaux
President, Chief Executive Officer and Chief Financial Officer
Keyser Resources, Inc.
61 Sherwood Circle NW
Calgary Alberta
T3R 1R3

> **Re: Keyser Resources, Inc.**
> **Registration Statement on Form S-1**
> **File Number 333-159561**

Dear Mr. Bidaux:

Your most recent registration statement includes financial statements audited by Moore and Associates Chartered ("Moore"). On August 27, 2009, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Moore because of violations of PCAOB rules and auditing standards in auditing the financial statements, PCAOB rules and quality controls standards, and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and noncooperation with a Board investigation. You can find a copy of the order at http:
http://www.pcaobus.org/Enforcement/Disciplinary_Proceedings/2009/08-27_Moore.pdf

As Moore is no longer registered with the PCAOB, you may not include Moore's audit reports or consents in your filings with the Commission made on or after August 27, 2009. If Moore audited a year that you are required to include in your filings with the Commission, then you should engage a firm that is registered with the PCAOB to re-audit that year.

In your disclosure under Item 11(i) of Form S-1, please disclose that the PCAOB revoked the registration of Moore on August 27, 2009 because of violations of PCAOB rules and auditing standards in auditing financial statements, PCAOB rules and quality controls standards, and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and noncooperation with a Board investigation.

If you are unable to obtain an Exhibit 16 letter from Moore at the time you file your registration statement, please also disclose this fact under Item 11(i) of Form S-1. Refer to Item 11(i) of Form S-1 and Item 304 of Regulation S-K.

Please advise us as to how you intend to address any re-audit requirements no later than September 15, 2009. If you have any questions, I can be reached at 202-551-3489.

Sincerely,

Brad Skinner
Senior Assistant Chief Accountant